PRoFUNDS

January 1, 2008

7501ProFundWisconsinAdvisorsAvenueLLC Suite 1000

Bethesda, MD 20814-6527 Phone: (240) 497-6400 Fax: (240) 497-6530 www.profunds.com

ProFunds and Access One Trust

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814

RE: Advisory Fee Breakpoints

Ladies and Gentlemen:

This correspondence will memorialize our commitment with respect to the matters described herein (the "Undertaking"'). The effective date of this Undertaking is January 1, 2008 (the "Effective Date").

1.Undetaking to implement advisory fee breakpoints. ProFunds and Access One Trust (the "Trusts") and the undersigned (the "Advisor") are parties to separate Investment Advisory Agreements (the "Agreements"), pursuant to which the Advisor provides investment advisory services to the Trusts' portfolio series. In return, each series pays a monthly fee at a specified annual rate ("Advisory Fee Rate").

Subject to the condition that the aggregate daily net assets of the Trusts be equal to or greater than $10 billion (the "Complex-Wide Asset-Level Threshold"), the Advisor commits to reduce the Advisory Fee Rate in the manner described herein for each existing series other than the Money Market ProFund, and for all future series not otherwise explicitly excluded from this Undertaking after the Effective Date (each existing and futures series, a "Fund" and, collectively, "Funds").

2.Individual fund breakpoints. On any day the Complex-Wide Asset-Level Threshold is met, the fee reductions set forth in the following schedule ("Individual Fund Breakpoints"') shall apply with respect to each individual Fund:

Advisory Fee Reduction		Fund Net Asset Level
N/A		Up to $500 million
2.5	basis points	Over $500 million and up
to $ 1 billion
5.0	basis points	Over $1 billion and up to
$2 billion
7.5 basis points		Over $2 billion

3.Daily calculation of Individual Fund Breakpoints. Individual Fund Breakpoints shall be calculated each day, based on a Fund's net asset value for such day. No breakpoints shall apply to a Fund on any day for which the Complex-Wide Asset Level Threshold is not satisfied.

4.No change to frequency of payment. The Advisor's compensation shall continue to be payable on a monthly basis, as provided in the Agreement.

5.Duration of Undertaking. This Undertaking shall be effective for an initial one-year period ending on December 31, 2008 and, unless explicitly tem1inated by Advisor, shall continue in full force and effect for successive periods of one year thereafter with respect to each Fund.

Yours very truly

/s/ Michael L. Sapir

Michael L. Sapir

Chief Executive Officer